Exhibit 3.1

                                 AMENDMENT NO. 1
                                     TO THE
                       RESTATED ARTICLES OF INCORPORATION
                              ENGLOBAL CORPORATION


                                     FOURTH.

The corporation is authorized to issue two classes of stock, common stock and preferred stock:

(A) Authorized Capital Stock. The aggregate number of shares which the corporation shall have the authority to issue is 77,000,000 shares, of which 75,000,000 shares shall be Common Stock, par value $0.001 per share (the "Common Stock"), and 2,000,000 shares shall be Preferred Stock, par value $0.001 per share (the " Preferred Stock"). All shares of Common Stock will be identical and will entitle the holders thereof to the same rights, powers and privileges. The rights, powers and privileges of the holders of the Common Stock are subject to and qualified by the rights of holders of the Preferred Stock.

(B)      Preferred Stock.

         (1) Issuances. The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the undesignated Preferred Stock in one or more series, each with such designations, preferences, powers, rights, privileges, qualifications, limitations or restrictions as shall be stated in the resolution or resolutions adopted by the Board of Directors to create such series. Except as may otherwise be provided in these Articles, as amended from time to time, different series of Preferred Stock shall not be construed to constitute different classes of shares for the purpose of voting by classes. For each series, the Board of Directors shall determine, by resolution or resolutions adopted prior to the issuance of any shares thereof, the designations, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

     o    The rate and manner of payment of dividends, if any;
     o Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;
     o The amount payable upon shares in the event of liquidation, dissolution or other winding-up of the Corporation;
     o Sinking fund provisions, if any, for the redemption or purchase of shares;
     o The terms and conditions, if any, on which shares may be converted or exchanged;
     o    Voting rights, if any; and
     o Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the laws of the State of Nevada.

         (2) Authority of the Board of Directors. The Board of Directors shall have the authority to determine the number of shares that will comprise each series. Prior to the issuance of any shares of a series, but after adoption by the Board of Directors of the resolution establishing such series, the appropriate officers of the Corporation shall file such documents with the State of Nevada.

Articles of Amendment setting forth such matters will be filed in accordance with Section 390(2) of Chapter 78 of the Nevada Revised Statutes or any successor provision thereto. Notwithstanding the forgoing, before the issuance of any shares of any class or series of which the number, preferences, limitations or relative rights are set forth in Articles of Amendment filed in accordance with Section 390(2) of Chapter 78 of the Nevada Revised Statutes or any successor provision thereto, the Board of Directors may amend or rescind any terms applicable to such class or series in accordance with the procedures set forth in Section 390(1) of Chapter 78 of the Nevada Revised Statutes or any successor provision thereto."